Room 4561

November 14, 2007

Mr. Robin Yanhong Li
Chairman and Chief Executive Officer
Biadu.com, Inc.
12/F, Ideal International Plaza
No. 58 West-North 4th Ring,
Beijing, 100080 People's Republic of China

> **RE: Baidu.com, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 0-51469**

Dear Mr. Li:

We have reviewed your response letter dated November 2, 2007 and the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Results of Operations, page 76

1.   Please refer to prior comments 1 and 2. We note that you have decided not to disclose the quantitative amounts of paid clicks and price per click as management does not consider either of these items to be key performance indictors in connection with the fact that (in certain situations) these two factors may not fairly and accurately reflect the trend of the Company's online marketing revenue. We note, however, your disclosures on page 63 that one of the most significant factors that directly or indirectly affect your online marketing revenues is the rate at which users click on paid search results. In addition, we note your disclosure on page 77 of your Form 20-F that states "the increase in the average

revenue per customer was primarily attributable to the increase in the number of clicks, and the higher price per click." Since you have identified these metrics as important indicators of financial performance, additional disclosure which quantifies and analyzes these results would provide an improved understanding of your financial results and would be material information to investors. Further, it appears that a discussion of how the changes in the number of clicks and price per click may affect each other as well as the total marketing revenues (as indicated in your response) would be important to an understanding of the Company's overall operating performance. We refer you to SEC Release 33-8350 (the "Release"), Sections III.B.1 and 3 which note that you "should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company." Please indicate to the staff how you intend to comply with the Release. In addition, we note your reference to the Company's comparables in the U.S., stating that they have not disclosed quantified amounts in their respective filings. The Staff notes, however, that such companies have provided similar information in their filings with respect to the percentage increase or decreases in paid clicks on a year-over-year or quarter-over-quarter basis.

Consolidated Statements of Income, page F-4

2.   We note your response to our prior comment 4 where you indicate that in future filings, the Company will disclose earnings per share for two classes of ordinary shares. Please ensure that you also intend to include the computations for each class of common stock pursuant to paragraph 40 of SFAS 128 in your future Forms 20-F.

3.   Clarify whether the Class B common shareholders have the legal ability to cause the Board of Directors to declare unequal dividends to the holders of Class A and Class B common stock. Notwithstanding the likelihood of that occurring, tell us how you evaluated the impact of Issue 3 of EITF 03-6 in computing EPS for each class. Considering the fact that your Class B common shareholders have 10 votes for each share as opposed to 1 vote a share for your Class A common shareholders, please ensure that your response addresses any "safeguards" that may be built into your Certificate of Incorporation, as well as Cayman Island law, which precludes your Board of Directors from declaring unequal per share dividends on each class of common stock.

Other

4.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or me at (202) 551-3499 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief